UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

DECEMBER 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553530 10 6	Schedule 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,995,592
	6	SHARED VOTING POWER 2,214,740
	7	SOLE DISPOSITIVE POWER 5,995,592
	8	SHARED DISPOSITIVE POWER 2,214,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,210,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 553530 10 6	Schedule 13G	Page 3 of 6

AMENDMENT NO. 13 TO SCHEDULE 13G

This Amendment No. 13 to Schedule 13G is filed by Mitchell Jacobson ("Mr. Jacobson") to amend and restate in its entirety the Schedule 13G, originally filed on February 14, 1996, as amended by Amendment No. 1, filed on February 17, 2004, Amendment No. 2, filed on February 10, 2005, Amendment No. 3, filed on January 23, 2006, Amendment No. 4, filed on February 12, 2007, Amendment No. 5, filed on February 14, 2008, Amendment No. 6, filed on February 17, 2009,  Amendment No. 7, filed on February 12, 2010,  Amendment No. 8, filed on February 9, 2011, Amendment No. 9, filed on February 13, 2012, Amendment No. 10, filed on February 14, 2013, Amendment No. 11, filed on February 5, 2014, and Amendment No. 12, filed on February 13, 2015, with respect to the Class A Common Stock (as defined below) of MSC Industrial Direct Co., Inc. (the "Company").

This Amendment No. 13 reflects shares beneficially owned by Mr. Jacobson and shares of the Company outstanding as of the date hereof.

Item 1.	(a)	NAME OF ISSUER

MSC Industrial Direct Co., Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

75 Maxess Road
Melville, New York 11747

Item 2.	(a)	NAME OF PERSON FILING

Mitchell Jacobson

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the principal business office of Mr. Jacobson is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.

	(c)	CITIZENSHIP

United States.

	(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

	(e)	CUSIP NUMBER

553530 10 6

Item 3.	Not applicable.

Item 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

As of the date hereof, Mr. Jacobson may be deemed to beneficially own 8,210,332 shares of Class A Common Stock as a result of his direct or indirect ownership of, and/or voting and dispositive power over:

CUSIP NO. 553530 10 6	Schedule 13G	Page 4 of 6

(1)	117,667 shares of Class A Common Stock held by Mr. Jacobson;

(2)	4,554,951 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common Stock on a one-for-one basis (the "Class B Common Stock"), held by Mr. Jacobson;

(3)	1,322,974 shares of Class B Common Stock held by grantor retained annuity trusts of which Mr. Jacobson is the settlor and trustee;

(4)	107,829 shares of Class A Common Stock and 1,958,654 shares of Class B Common Stock held by trusts, of which Mr. Jacobson is the settlor and of which Mr. Jacobson's spouse is a co-trustee; and

(5)	148,257 shares of Class A Common Stock held by the Jacobson Family Foundation, of which Mr. Jacobson is a director.

Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock and Class B Common Stock held by the grantor retained annuity trusts and other trusts referred to above.

(b)	PERCENTAGE OWNED:

Based on calculations made in accordance with Rule 13d-3, and there being 48,220,046 shares of Class A Common Stock outstanding as of December 28, 2015 (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 28, 2015), Mr. Jacobson may be deemed to beneficially own approximately 14.6% of the outstanding Class A Common Stock.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

	(i)	Sole voting power:	5,995,592

	(ii)	Shared voting power:	2,214,740

	(iii)	Sole dispositive power:	5,995,592

	(iv)	Shared dispositive power:	2,214,740

CUSIP NO. 553530 10 6	Schedule 13G	Page 5 of 6

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 553530 10 6	Schedule 13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to my best knowledge and belief, I certify that the  information  set forth in this statement is true, complete and correct.

Dated as of February 11, 2016

Mitchell Jacobson

By:	/s/ J. Robert Small
J. Robert Small
Attorney-in-Fact